

December 8, 2015

Via E-Mail
B. Shayne Kennedy
Latham & Watkins LLP
50 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

> **Re:** **Puma Biotechnology, Inc.**
> **PRER14A filed December 7, 2015**
> **File No. 001-35703**

Dear Mr. Kennedy:

We have reviewed your filing listed above and your correspondence in response to our comment letter dated December 4, 2015 and have the following comment.

Please respond to this letter by revising your consent revocation statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. All defined terms have the same meaning as in your consent revocation statement.

PRER14A

Reasons to Reject the Eshelman Consent Proposal, page 2

1. We note the response to our prior comment 3 and the revised disclosure stating that "several significant investors have conveyed their support for our Company, our management and our current Board" and "[t]he Company estimates that investors expressing these concerns beneficially own more than 50% of Puma's Common Stock." Please revise the disclosure to state that such expressions of support from investors do not necessarily reflect the projected results of the consent solicitation since investors reserve the right to execute, not execute or revoke their consents, and that any investor's final decision in this respect will not be known until the final results of the consent solicitation are determined. Please also confirm, with a view towards revised disclosure, that the Company is able to objectively verify its statements with respect to the estimated level of support expressed by investors given Note d. to Rule 14a-9, and, if so, provide us with such basis.

       If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263. In my absence, please also feel free to contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions